Filed Pursuant to Rule 424(b)(3)
Registration No. 333-237992

KALEYRA, INC.

SUPPLEMENT NO. 4 TO

PROSPECTUS DATED MAY 8, 2020

THE DATE OF THIS SUPPLEMENT IS MARCH 1, 2021

This prospectus supplement (this “Supplement No. 4”) is part of the prospectus of Kaleyra, Inc. (the “Company”), dated May 8, 2020 (as amended from time to time, the “Prospectus”). This Supplement No. 4 is being filed to update and supplement the information contained in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 1, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock and Public Warrants are listed on the NYSE American Stock Exchange under the symbols “KLR” and “KLR.WS,” respectively. On February 26, 2021, the last reported sales price of our Common Stock was $18.78 per share and the last reported sales price of our Public Warrants was $7.17 per warrant.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 3 of the Prospectus before buying our common stock and warrant.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 23, 2021

KALEYRA, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-38320	82-3027430
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Via Marco D’Aviano, 2, Milano MI, Italy	20131
(Address of Principal Executive Offices)	(Zip Code)

+39 02 288 5841

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	KLR	NYSE American LLC
Warrants, at an exercise price of $11.50 per share of Common Stock	KLR WS	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Amendments to Loan Agreements with Intesa Sanpaolo S.p.A. of Italy

As previously disclosed on the Current Report on Form 8-K filed by Kaleyra, Inc., a Delaware corporation (f/k/a GigCapital, Inc., hereinafter the “Company”), with the Securities and Exchange Commission (“SEC”) on December 2, 2019, the Company’s wholly-owned subsidiary, Kaleyra S.p.A. entered into the following loan agreements with Intesa Sanpaolo S.p.A.:

–

a medium-term financing agreement, denominated in Euro, for a total notional amount of €1.5 ($1.7 million at the December 31, 2019 exchange rate) to be repaid in quarterly installments, on July 23, 2018 (the “Loan Contract No. 1”). The Loan Contract No. 1 had an original maturity date of July 31, 2021, which was revised subsequent to year-end to October 2021; and

–

a medium-term financing agreement, for a total notional amount of €4.0 million ($4.5 million at the December 31, 2019 exchange rate) with a maturity of 48 months from the date of disbursement to be repaid in quarterly installments starting from October 2019 (the “Loan Contract No. 2”).

Loan Contract No. 1 was previously filed as Exhibit 10.16, and as modified, Exhibit 10.22, to the Company’s Current Report on Form 8-K in December 2, 2019, and Loan Contract No. 2 was previously filed as Exhibit 10.22 to such Current Report on Form 8-K, and each are incorporated by reference hereto.

On February 23, 2021, Kaleyra S.p.A. entered into an amendment to the Loan Contract No. 1 (the “Amendment No. 1”) and an amendment to the Loan Contract No. 2 (the “Amendment No. 2”, and together with the Amendment No. 1, the “Amendments”). The Amendments provide each that certain financial parameters be amended, in particular that (i) the net financial position/equity ratio be increased for the financial year ended December 31, 2020 to <3.50, for the financial year ended December 31, 2021 to <1.30, and for the financial year ended December 31, 2022 to <1.00 and (ii) the net financial position/gross operating income ratio be increased for the financial year ended December 31, 2020 to <4.00, for the financial year ended December 31, 2021 to <2.00, and for the financial year ended December 31, 2022 to <1.50.

The foregoing description is only a summary of the Amendments and is qualified in its entirety by reference to the full text of the Amendments which are filed as Exhibit 10.1, with respect to Amendment No. 1, and Exhibit 10.2, with respect to Amendment No. 2, hereto, and are incorporated by reference. The Amendments are included as an exhibit to this Current Report in order to provide investors and security holders with material information regarding their terms. The Amendments are not intended to provide any factual information about Kaleyra S.p.A. or Intesa Sanpaolo S.p.A.

Item 8.01	Other Events.

As previously disclosed on the Current Report on Form 8-K as filed by the Company with the SEC on October 31, 2019, the Company entered into an agreement (the “Confirmation”) for an OTC Equity Prepaid Forward Transaction (the “Transaction”) with Nomura Global Financial Products, Inc. (“NGFP”), an affiliate of Nomura Securities International, Inc.

In accordance with the terms of the Confirmation, NGFP has fully terminated the Transaction and made a payment in the aggregate amount of $17,044,583.70 to the Company on February 25, 2021.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

The exhibits required by this item are set forth on the Exhibit Index attached hereto.

Exhibit Number

10.1	Amendment to Loan Contract, dated as of February 23, 2021, by and between Kaleyra Inc. and Intesa Sanpaolo S.p.A.

10.2	Amendment to Loan Contract, dated as of February 23, 2021, by and between Kaleyra Inc. and Intesa Sanpaolo S.p.A.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 1, 2021

By:	/s/ Dario Calogero
Name:	Dario Calogero
Title:	Chief Executive Officer and President

Exhibit 10.1

DEED OF ADAPTATION OF THE COVENANTS RELATING TO LOAN

No. 0IC1043966578

With this private agreement

- INTESA SANPAOLO S.p.A. - hereinafter called “Bank” - the parent company of the INTESA SANPAOLO Banking Group enrolled in the Association of Banking Groups, with registered office in Turin, Piazza San Carlo, 156 and secondary office in Milan, Via Monte di Pietà, 8, Tax ID no. 00799960158, Representative of the “Intesa Sanpaolo” VAT Group, VAT no. 11991500015 (IT11991500015), Member of the Interbank Deposit-Security Fund and the National Guarantee Fund, share capital (fully paid up) Euro 10,084,445,147.92, registered at the Business Register - Turin Office under no. 00799960158 and the Bank Register under no. 5361, in the person of GIORGIO GARBERI, born in Voghera on 04/05/1964 as Middle Manager domiciled for the purpose in Milan, Piazza Emilia no. 6, at the Milan Porta Vittoria Business Branch of Intesa Sanpaolo S.p.A., as authorised by the by-laws in force;

- The Company KALEYRA SPA with registered office in Milan (MI), Via Teodosio no. 65, share capital of Euro 117,408.00, paid up for Euro 110,593.00, Tax ID and Business Register — Milan, Monza, Brianza, Lodi Office no. 12716960153, VAT no. 12716960153, in the person of GIARDINA PAPA LUCA, born on 29/04/1963, in Limbiate, as the legal representative and Board Member of the Company, domiciled for the purpose at the registered office, as authorised by the minutes of the Board of Directors’ meeting of 26/06/2018, hereinafter also called “Borrower”.

********

Whereas:

- with deed of 23/07/2018 no. 01C1048337871 the bank INTESA SANPAOLO S.p.A. (now the “Bank”) entered with KALEYRA S.p.A. (tax ID 12716960153) a loan contract for a value of euro 1,500,000.00 (euro one million five hundred thousand /00) and with a duration of 36 months (the “Contract” or the “Loan Contract”),

- with deed dated 25/07/2019 the Loan Contract was renegotiated and the Parties agreed some variations, including the adjustment of the financial parameters in art. 7 point f) of the Contract (hereinafter the “Deed of Renegotiation”) which led to the replacement of Annex B of the Contract with Annex B1;

- which, until the definitive extinguishment of all the obligations deriving from the above-mentioned loan, the Borrower has undertaken, inter alia, pursuant to the aforesaid art. 7 point f) of the Loan Contract to respect the financial parameters detailed in annex “B” to the Contract;

- in the event of default, the Bank, without prejudice to the right to terminate the Loan Contract pursuant to Articles 7(f) and 9(B) of the Loan Contract, is entitled to apply an increase in the spread of 0.50% per annum on the residual debt arising from the aforesaid loan, as set forth in Annex“B1” to the Loan Agreement;

In light of the foregoing, which is considered to be an integral and substantive part of this Contract, the Parties hereby agree as follows:

Intesa Sanpaolo S.p.A. Sede Legale: Piazza S. Carlo, 156 10121 Torino Sede Secondaria: Via Monte di Pietà, 8 20121 Milano Capitale Sociale Euro 10.084.445.147,92 Registro delle Imprese di Torino e Codice Fiscale 00799960158 Representante del Gruppo IVA “Intesa Sanpaolo” Partita IVA 11991500015 (IT11991500015) N. Iscr. Albo Banche 5361 Codice ABI 3069.2 Aderente al Fondo Interbancario di Tutela dei Depositi e al Fondo Nazionale di Garanzia Copogruppo del gruppo bancario “Intesa Sanpaolo” iscritto all’Albo dei Gruppi Bancari

Annex B2

FINANCIAL PARAMETERS

To be applied to the consolidated financial statement of the Borrower for the 2020 financial year and subsequent financial years, until the full settlement of all credits deriving from the Contract:

a) Net financial position / equity ratio:
31/12/2020	<=3.50
31/12/2021	<=1.30
31/12/2022	<=1.00

b) Net financial position / gross operating income ratio:
31/12/2020	<=4.00
31/12/2021	<=2.00
31/12/2022	<=1.50

In the event of breach of one or more of the financial parameters stated, a spread increase of 0.50% per annum will be applied.

For the purposes of the above, the following definitions are used:

a. NET FINANCIAL POSITION / EQUITY

Net Financial Position (NFP)

It is the sum of the amounts of the balance sheet items, Liabilities section, of Art. 2424 of the Italian Civil Code, identified with letter D (payables) under number 1 (bonds), 2 (convertible bonds), 3 (shareholder loans), 4 (payables to banks), 5 (payables to other lenders), 9 (payables to subsidiaries), 10 (payables to associated companies), 11 (payables to parent companies), 14 (other financial payables) from which the sum of the amounts of the items of the Assets section identified with letter C (working capital) under numbers III (current financial assets) and IV (cash and cash equivalents) must be deducted.

EQUITY II (E)

It is the sum of the amounts of the balance sheet items, Liabilities section, of Art. 2424 of the Italian Civil Code identified with letter A (equity) from which the sum of the amounts of the items, in the Assets sections, identified with letters A (subscribed capital unpaid); B (fixed assets) under no. III (financial fixed assets) sub no. 4 (own shares); C (working capital) under no. III (current financial assets) sub no. 5 (own shares) must be deducted.

b. NET FINANCIAL POSITION / GROSS OPERATING MARGIN

Net Financial Position (NFP)

It is the sum of the amounts of the balance sheet items, Liabilities section, of Art. 2424 of the Italian Civil Code, identified as letter D (payables) under numbers 1 (bonds), 2 (convertible bonds), 3 (payables to shareholders for loans), 4 (payables to banks), 5 (payables to other lenders), 9 (payables to subsidiaries), 10 (payables to associated companies), 11 (payables to parent companies), 14 (other payables) from which the sum of the items on the Assets side identified as letter C (current assets) under numbers III (financial assets not amounting to fixed assets) and IV (cash and cash equivalents) must be subtracted.

GROSS OPERATING MARGIN

is the sum of the amounts referred to under letter A (value of production) of the income statement under Art. 2425 of the Italian Civil Code, items 1 (revenues from sales and services), 2 (changes in inventories of work in progress, semi-finished and finished products), 3 (changes in contract work in progress) and 4 (increases in fixed assets for internal work) from which the sum of the amounts referred to in letter B (production costs), items 6 (costs of raw materials), 7 (services received), 8 (leases and rentals), 9 (payroll costs) and 11 (changes in inventories of raw, ancillary and consumable materials, goods for resale) must be subtracted.

NOTES

I - If no specific evidence is given for leasing payables, it is necessary to add the principal portion of the leasing instalments still due to the payables.

In the case of financial statements prepared pursuant to Art. 2435bis, the NFP must be calculated as follows: sum of the amounts of the items of the balance sheet, liabilities section letter D (payables) from which the component of trade payables (inferred from the notes to the financial statements) and the items in the Assets section identified by the letter C) (working capital) under nos. III (current financial assets) and IV (cash and cash equivalents) must be deducted.

II - In the case of consolidated financial statements, the Equity including the third party share must be considered. In the case of financial statements prepared pursuant to Art. 2435-bis, Equity is given by item A of the Balance Sheet, liabilities section.

- the Parties agree to replace Annex “B1” of the Deed of Renegotiation, with Annex “B2” which is annexed to this deed. Therefore, henceforth, when mention is made in the Loan Contract of Annex “B” called “Financial Parameters” and mention is made in the Deed of Renegotiation of Annex “B1” called “Financial Parameters”, the Parties intend to refer to Annex “B2” called “Financial Parameters” which is annexed to this deed;

- the financial parameters in Annex B2 will be valid for the financial statement figures for 2020 and subsequent financial years, until the full settlement of all credits deriving from the Contract;

- all of the other agreements, conditions and guarantees mentioned in the Loan Contract stated in the preamble shall remain unaffected.

Annex no. 1 Annex B2 “Financial Parameters”

Milan, 23/02/2021

INTESA SANPAOLO S.p.A.	Borrower

[signed]	KALEYRA S.P.A.

[signed]

Finally, the Borrower declares that it has received a copy of this deed, consisting of 2 pages joined together by a holographic band.

Milan, 23/02/2021	Borrower

KALEYRA S.P.A

[signed]

Intesa Sanpaolo S.p.A. Sede Legale: Piazza S. Carlo, 156 10121 Torino Sede Secondaria: Via Monte di Pietà, 8 20121 Milano Capitale Sociale Euro 10.084.445.147,92 Registro delle Imprese di Torino e Codice Fiscale 00799960158 Representante del Gruppo IVA “Intesa Sanpaolo” Partita IVA 11991500015 (IT11991500015) N. Iscr. Albo Banche 5361 Codice ABI 3069.2 Aderente al Fondo Interbancario di Tutela dei Depositi e al Fondo Nazionale di Garanzia Copogruppo del gruppo bancario “Intesa Sanpaolo” iscritto all’Albo dei Gruppi Bancari

Exhibit 10.2

DEED OF ADAPTATION OF THE COVENANTS RELATING TO LOAN

No. 0IC1043958525

With this private agreement

- INTESA SANPAOLO S.p.A. - hereinafter called “Bank” - the parent company of the INTESA SANPAOLO Banking Group enrolled in the Association of Banking Groups, with registered office in Turin, Piazza San Carlo, 156 and secondary office in Milan, Via Monte di Pietà, 8, Tax ID no. 00799960158, Representative of the “Intesa Sanpaolo” VAT Group, VAT no. 11991500015 (IT11991500015), Member of the Interbank Deposit-Security Fund and the National Guarantee Fund, share capital (fully paid up) Euro 10,084,445,147.92, registered at the Business Register - Turin Office under no. 00799960158 and the Bank Register under no. 5361, in the person of GIORGIO GARBERI, born in Voghera on 04/05/1964 as Middle Manager domiciled for the purpose in Milan, Piazza Emilia no. 6, at the Milan Porta Vittoria Business Branch of Intesa Sanpaolo S.p.A., as authorised by the by-laws in force;

- The Company KALEYRA SPA with registered office in Milan (MI), Via Teodosio no. 65, share capital of Euro 117,408.00, paid up for Euro 110,593.00, Tax ID and Business Register — Milan, Monza, Brianza, Lodi Office no. 12716960153, VAT no. 12716960153, in the person of GIARDINA PAPA LUCA, born on 29/04/1973, in Limbiate, as the legal representative and Board Member of the Company, domiciled for the purpose at the registered office, as authorised by the minutes of the Board of Directors’ meeting of 26/06/2018, hereinafter also called “Borrower”.

********

Whereas:

- with deed of 25/07/2019 no. 0IC1043958525 the bank INTESA SANPAOLO S.p.A. (now the “Bank”) entered with KALEYRA S.p.A. (tax ID 12716960153) a loan contract for a value of euro 4,000,000.00 (euro four million /00) and with a duration of 48 months (the “Contract” or the “Loan Contract”);

- which, until the definitive extinguishment of all the obligations deriving from the above-mentioned loan, the Borrower has undertaken, inter alia, pursuant to the aforesaid art. 7 point f) of the Loan Contract to respect the financial parameters detailed in annex “B” to the Contract;

- in the event of default, the Bank, without prejudice to the right to terminate the Loan Contract pursuant to Articles 7(f) and 9(B) of the Loan Contract, is entitled to apply an increase in the spread of 0.50% per annum on the residual debt arising from the aforesaid loan, as set forth in Annex “B” to the Loan Agreement;

In light of the foregoing, which is considered to be an integral and substantive part of this Contract, the Parties hereby agree as follows:

The parties agree to replace Annex “B” of the Loan Contract with Annex “B1” which is annexed to this deed. Therefore, henceforth, when Annex “B” called “Financial Parameters” is mentioned in the Loan Contract, the Parties intend to refer to Annex “B1” called “Financial Parameters” which is attached to this deed.

Intesa Sanpaolo S.p.A. Sede Legale: Piazza S. Carlo, 156 10121 Torino Sede Secondaria: Via Monte di Pietà, 8 20121 Milano Capitale Sociale Euro 10.084.445.147,92 Registro delle Imprese di Torino e Codice Fiscale 00799960158 Representante del Gruppo IVA “Intesa Sanpaolo” Partita IVA 11991500015 (IT11991500015) N. Iscr. Albo Banche 5361 Codice ABI 3069.2 Aderente al Fondo Interbancario di Tutela dei Depositi e al Fondo Nazionale di Garanzia Copogruppo del gruppo bancario “Intesa Sanpaolo” iscritto all’Albo dei Gruppi Bancari

The financial parameters in Annex B1 will be valid for the financial statement figures for 2020 and subsequent financial years, until the full settlement of all credits deriving from the Contract.

10. All of the other agreements, conditions and guarantees mentioned in the Loan Contract stated in the preamble shall remain unaffected.

Milan, 23/02/2021

Annex no. 1 Annex B1 “Financial Parameters”

INTESA SANPAOLO S.p.A.	Borrower

[signed]	KALEYRA S.P.A.

[signed]

Finally, the Borrower declares that it has received a copy of this deed, consisting of 2 pages joined together by a holographic band.

Milan, 23/02/2021	Borrower

KALEYRA S.P.A.

[signed]

Intesa Sanpaolo S.p.A. Sede Legale: Piazza S. Carlo, 156 10121 Torino Sede Secondaria: Via Monte di Pietà, 8 20121 Milano Capitale Sociale Euro 10.084.445.147,92 Registro delle Imprese di Torino e Codice Fiscale 00799960158 Representante del Gruppo IVA “Intesa Sanpaolo” Partita IVA 11991500015 (IT11991500015) N. Iscr. Albo Banche 5361 Codice ABI 3069.2 Aderente al Fondo Interbancario di Tutela dei Depositi e al Fondo Nazionale di Garanzia Copogruppo del gruppo bancario “Intesa Sanpaolo” iscritto all’Albo dei Gruppi Bancari

Annex B1

FINANCIAL PARAMETERS

To be applied to the consolidated financial statement of the Borrower for the 2020 financial year and subsequent financial years, until the full settlement of all credits deriving from the Contract:

a) Net financial position / equity ratio:
31/12/2020	<=3.50
31/12/2021	<=1.30
31/12/2022	<=1.00

b) Net financial position / gross operating income ratio:
31/12/2020	<=4.00
31/12/2021	<=2.00
31/12/2022	<=1.50

In the event of breach of one or more of the financial parameters stated, a spread increase of 0.50% per annum will be applied.

For the purposes of the above, the following definitions are used:

a. NET FINANCIAL POSITION / EQUITY

Net Financial Position (NFP)

It is the sum of the amounts of the balance sheet items, Liabilities section, of Art. 2424 of the Italian Civil Code, identified with letter D (payables) under number 1 (bonds), 2 (convertible bonds), 3 (shareholder loans), 4 (payables to banks), 5 (payables to other lenders), 9 (payables to subsidiaries), 10 (payables to associated companies), 11 (payables to parent companies), 14 (other financial payables) from which the sum of the amounts of the items of the Assets section identified with letter C (working capital) under numbers III (current financial assets) and IV (cash and cash equivalents) must be deducted.

EQUITY II (E)

It is the sum of the amounts of the balance sheet items, Liabilities section, of Art. 2424 of the Italian Civil Code identified with letter A (equity) from which the sum of the amounts of the items, in the Assets sections, identified with letters A (subscribed capital unpaid); B (fixed assets) under no. III (financial fixed assets) sub no. 4 (own shares); C (working capital) under no. III (current financial assets) sub no. 5 (own shares) must be deducted.

b. NET FINANCIAL POSITION / GROSS OPERATING MARGIN

Net Financial Position (NFP)

It is the sum of the amounts of the balance sheet items, Liabilities section, of Art. 2424 of the Italian Civil Code, identified as letter D (payables) under numbers 1 (bonds), 2 (convertible bonds), 3 (payables to shareholders for loans), 4 (payables to banks), 5 (payables to other lenders), 9 (payables to subsidiaries), 10 (payables to associated companies), 11 (payables to parent companies), 14 (other payables) from which the sum of the items on the Assets side identified as letter C (current assets) under numbers III (financial assets not amounting to fixed assets) and IV (cash and cash equivalents) must be subtracted.

GROSS OPERATING MARGIN

is the sum of the amounts referred to under letter A (value of production) of the income statement under Art. 2425 of the Italian Civil Code, items 1 (revenues from sales and services), 2 (changes in inventories of work in progress, semi-finished and finished products), 3 (changes in contract work in progress) and 4 (increases in fixed assets for internal work) from which the sum of the amounts referred to in letter B (production costs), items 6 (costs of raw materials), 7 (services received), 8 (leases and rentals), 9 (payroll costs) and 11 (changes in inventories of raw, ancillary and consumable materials, goods for resale) must be subtracted.

NOTES

I - If no specific evidence is given for leasing payables, it is necessary to add the principal portion of the leasing instalments still due to the payables.

In the case of financial statements prepared pursuant to Art. 2435bis, the NFP must be calculated as follows: sum of the amounts of the items of the balance sheet, liabilities section letter D (payables) from which the component of trade payables (inferred from the notes to the financial statements) and the items in the Assets section identified by the letter C) (working capital) under nos. III (current financial assets) and IV (cash and cash equivalents) must be deducted.

II - In the case of consolidated financial statements, the Equity including the third party share must be considered. In the case of financial statements prepared pursuant to Art. 2435-bis, Equity is given by item A of the Balance Sheet, liabilities section.